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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 12)

                     THE LIPOSOME COMPANY, INC.
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                         (Name of Issuer)

                       SERIES A COMMON STOCK
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                   (Title of Class of Securities)

                             53610105
                          --------------
                          (CUSIP Number)

  MARK VANDEVELDE, ROSS FINANCIAL CORPORATION, P.O. Box 31363-SMB,
   MIRCO COMMERCE CENTRE, CAYMAN ISLANDS B.W.I., (345) 949-7950
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     (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and Communications)

                          August 11, 1999
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     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].


                           Page 1 of 10 Pages

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CUSIP No. 53610105                              Page 2 of 10 Pages
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    KENNETH B. DART
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [X]
                                                        (b)  [ ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS*

    NONE
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    BELIZE
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 NUMBER OF   | 7. SOLE VOTING POWER                    -0-
  SHARES     |----------------------------------------------------
BENEFICIALLY | 8. SHARED VOTING POWER               8,945,846
  OWNED BY   |----------------------------------------------------
   EACH      | 9. SOLE DISPOSITIVE POWER               -0-
 REPORTING   |----------------------------------------------------
  PERSON     |10. SHARED DISPOSITIVE POWER          8,945,846
   WITH      |
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    These shares are beneficially owned by Ross
8,945,846  Shares   Financial Corporation as to which STS Inc.
                    is the 100% shareholder.  Kenneth B. Dart is
                    the 100% shareholder of STS Inc.
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    22.968%
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14. TYPE OF REPORTING PERSON*
    IN-INDIVIDUAL





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CUSIP No. 53610105                              Page 3 of 10 Pages
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    ROSS FINANCIAL CORPORATION
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [X]
                                                        (b)  [ ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS*

    WORKING CAPITAL
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CAYMAN ISLANDS
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 NUMBER OF   | 7. SOLE VOTING POWER                    -0-
  SHARES     |----------------------------------------------------
BENEFICIALLY | 8. SHARED VOTING POWER               8,945,846
  OWNED BY   |----------------------------------------------------
   EACH      | 9. SOLE DISPOSITIVE POWER               -0-
 REPORTING   |----------------------------------------------------
  PERSON     |10. SHARED DISPOSITIVE POWER          8,945,846
   WITH      |
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,945,846 shares   These shares are beneficially owned by STS
                   Inc. which is the 100% shareholder.

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    22.968%
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14. TYPE OF REPORTING PERSON*
    IN-CORPORATION





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CUSIP No. 53610105                              Page 4 of 10 Pages
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    STS INC.
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [X]
                                                        (b)  [ ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS*

    NONE
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CAYMAN ISLANDS
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 NUMBER OF   | 7. SOLE VOTING POWER                    -0-
  SHARES     |----------------------------------------------------
BENEFICIALLY | 8. SHARED VOTING POWER               8,945,846
  OWNED BY   |----------------------------------------------------
   EACH      | 9. SOLE DISPOSITIVE POWER               -0-
 REPORTING   |----------------------------------------------------
  PERSON     |10. SHARED DISPOSITIVE POWER          8,945,846
   WITH      |
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,945,846 shares   These shares are beneficially owned by Ross
                   Financial Corporation as to which STS Inc.
                   is the 100% shareholder.
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    22.968%
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14. TYPE OF REPORTING PERSON*
    IN-CORPORATION





Neither the filing of this Amendment to Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ross Financial Corporation, a Cayman Islands corporation, by STS
Inc., a Cayman Islands corporation, or by Kenneth B. Dart, that it or he is the beneficial owner of any of the Common Stock referred to in this Amendment, other than shares of The Liposome Company, Inc., issued and outstanding and owned of record by the Ross Financial Corporation as of the date of this Amendment, for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

JOINT STATEMENT

ITEM 1.           SECURITY AND ISSUER

This statement relates to the shares of Series A voting common stock (the "Common Stock"), of The Liposome Company, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One Research Way, Princeton Forrestal Center, Princeton, New Jersey, 08540.

ITEM 2.           IDENTITY AND BACKGROUND

(A) - (F)

A.  Kenneth B. Dart

(1) Business Address
    P.O. Box 31300-SMB, Grand Cayman
    Cayman Islands, B.W.I.

(2) Principal Employment: President of the following corporation:

  (a) Dart Container Corporation
      P.O. Box 31372-SMB
      Grand Cayman, Cayman Islands, B.W.I. *

* The principal business activity is the manufacture, sale, and recycling of polystyrene cups and plastic cutlery and dinnerware.

(3) This reporting person has not during the last five years,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(4) Citizenship:    Belize


                          Page 5 of 10 Pages
B. Ross Financial Corporation

(1) Country of Organization:  Cayman Islands

(2) Principal Business: Investment in securities

(3) Address of Principal Business
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(4) Address of Principal Office:
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W. I.

(5) Name and address of all members of the Board of Directors

    Kenneth B. Dart
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(6) Name and address of all officers:

    Kenneth B. Dart                President/Treasurer
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

    Mark VanDevelde                Secretary
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

    Foreshore Corporate Services   Assistant Secretary
    P.O. Box 1994
    Grand Cayman, Cayman Islands, B.W.I.

(7) Neither this reporting person, nor, to the best of its knowledge, any of its directors and executive officers listed above has, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

C.  STS Inc.

(1) Country of Organization:  Cayman Islands

(2) Principal Business:  Investment in securities.



                          Page 6 of 10 Pages
(3) Address of Principal Business:
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(4) Address of Principal Office:
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(5) Name and address of all members of the Board of Directors:

    Kenneth B. Dart
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(6) Name and address of all officers:

    Kenneth B. Dart                President/Treasurer
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

    Mark VanDevelde                Secretary
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

    Foreshore Corporate Services   Assistant Secretary
    P.O. Box 1994
    Grand Cayman, Cayman Islands, B.W.I.

(7) Neither this reporting person, nor, to the best of its knowledge, any of its directors and executive officers listed above has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

A. Kenneth B. Dart.

Kenneth B. Dart has sold no shares of Common Stock for his own account but may be deemed to have sold the shares sold by Ross.

B. Ross Financial Corporation.

Ross Financial Corporation sold 407,500 shares of Common Stock for total consideration of approximately $10,914,324 and approximately $383.82 of SEC fees.


                          Page 7 of 10 Pages
C.   STS Inc.:

STS Inc. has sold no shares of common stock for its own account but may be deemed to have sold the shares sold by Ross.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the acquisition of Common Stock of each reporting person was long-term passive investment. Each reporting person intended to acquire additional Common Stock of the issuer, subject to the availability of such stock at prices deemed attractive by each of the respective reporting person. However, each reporting person also intended it may determine to dispose of some or all of its respective holdings. Other than as set forth herein, each reporting person has no plans or proposals which relate to or would result in any of the actions specified in Item 4 of Form 13D promulgated by the Securities and Exchange Commission.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

(A) - (B)

A. The information contained in the cover pages to this Schedule
13D is incorporated herein by reference.

B. As of August 11, 1999, the Reporting Persons owned the following shares of Common Stock.

(1) By virtue of his status as the sole shareholder of STS Inc., which is the sole shareholder of Ross Financial Corporation, Kenneth B. Dart, for purposes of this Schedule 13D, may be deemed to be a beneficial owner of all of the shares of Common Stock beneficially owned by STS Inc.

(2) Ross Financial Corporation is the direct owner of 8,945,846 shares of Common Stock. The 8,945,846 shares represent approximately 22.968% of the 38,949,608 shares of Common Stock outstanding as reported on Form 10-Q filed July 30, 1999 (the
"Outstanding Shares").

(3) By virtue of its status as the sole shareholder of Ross
Financial Corporation, STS Inc., for purposes of this Schedule 13D, may be deemed to be a beneficial owner of all of the shares of Common Stock beneficially owned by Ross Financial Corporation.

(4) After netting out the shares held by more than one person, the Reporting Persons herein have beneficial ownership of an aggregate of 8,945,846 shares of Common Stock representing 22.968% of the Outstanding Shares.

(c) See Exhibit A attached hereto, and which is incorporated herein by reference.

                          Page 8 of 10 Pages
(d) No other person is known to have the right or power to direct the receipt of dividends of the proceeds from the sale of shares of Common Stock.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Kenneth B. Dart is the sole shareholder of STS Inc.  STS
Inc. is the sole shareholder of Ross Financial Corporation. The
Agreement among the Reporting Persons with respect to the filing of this Amendment 11 is incorporated by reference.

ITEM 7. MATERIAL TO BE FILED WITH EXHIBITS

The following Exhibits are filed herewith.

A. Schedule of Transactions of the voting Common Stock of the Issuer.

B. Agreement among the reporting person with respect to the filing of the Schedule 13D and any amendments thereto.

After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in two (2) or more counter parts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

ROSS FINANCIAL CORPORATION

BY:      KENNETH B. DART, President
         August 11, 1999

STS INC.

BY:      KENNETH B. DART, President
         August 11, 1999
AND

KENNETH B. DART
August 11, 1999


                         Page 9 of 10 Pages







EXHIBIT A

 TRADE    QUANTITY   PRICE     PROCEEDS     COMMISSION   TOTAL
 DATE                                       & SEC FEES  PROCEEDS

 8/ 2/99    2,500    28.125    70,312.50       2.34     70,310.16
 8/ 2/99    2,846    27.8125   79,154.37       2.64     79,151.73
 8/ 2/99    2,154    27.8115   59,906.15        .02     59,906.13
 8/ 2/99    2,846    27.75     78,976.50       2.63     78,973.87
 8/ 2/99    5,000    27.75    138,750.00       4.62    138,745.38
 8/ 2/99   10,000    27.75    277,500.00       9.25    277,490.75
 8/ 2/99    5,000    27.75    138,500.00       4.62    138,745.38
 8/ 2/99    3,500    27.75     97,125.00       3.24     97,121.76
 8/ 2/99    6,154    27.75    170,773.50       5.70    170,767.80
 8/ 2/99   10,000    27.625   276,250.00       9.21    276,240.79
 8/ 2/99   20,000    27.5     550,000.00      18.33    549,981.67
 8/ 3/99    3,846    28.8125  106,966.88       3.57    106,963.31
 8/ 3/99    6,154    27.8125  171,158.12       5.70    171,152.42
 8/ 3/99   13,846    27.75    384,226.50      12.81    384,213.69
 8/ 3/99    5,000    27.75    138,750.00       4.63    138,745.37
 8/ 3/99    6,154    27.75    170,773.50       5.69    170,767.81
 8/ 3/99    3,846    27.6875  106,486.13       3.55    106,482.58
 8/ 3/99    6,154    27.6875  170,388.87       5.68    170,383.19
 8/ 3/99   10,000    27.375   273,750.00       9.13    273,740.87
 8/ 3/99    2,500    27.00     67,500.00       2.25     67,497.75
 8/ 3/99    2,500    26.875    67,187.50       2.24     67,185.26
 8/ 3/99    2,500    26.625    66,562.50       2.22     66,560.28
 8/ 3/99    6,346    26.5     168,169.00       5.61    168,163.39
 8/ 3/99    1,154    26.5      30,581.00       1.02     30,579.98
 8/ 3/99    5,000    26.25    131,250.00       4.35    131,245.65
 8/ 3/99   18,846    26.125   492,351.75      16.41    492,335.34
 8/ 3/99   16,154    26.125   422,023.25      14.07    422,009.18
 8/ 3/99   10,000    26.0625  260,625.00       8.69    260,616.31
 8/ 3/99    1,346    26.00     34,996.00       1.17     34,994.83
 8/ 3/99    2,500    26.00     65,000.00       2.17     64,997.83
 8/ 3/99    5,000    26.00    130,000.00       4.33    129,995.67
 8/ 3/99    5,000    26.00    130,000.00       4.33    129,995.67
 8/ 3/99    6,154    26.00    160,004.00       5.33    159,998.67
 8/ 5/99    5,000    26.75    133,750.00       4.46    133,745.54
 8/ 5/99    8,846    26.50    234,419.00       7.81    234,411.19
 8/ 5/99   63,000    26.50  1,669,500.00      55.65  1,669,444.35
 8/ 5/99    8,154    26.50    216,081.00       7.21    216,073.79
 8/ 5/99    1,846    26.375    48,688.25       1.62     48,686.63
 8/ 5/99   10,000    26.375   263,750.00       8.79    263,741.21
 8/ 5/99    3,154    26.375    83,186.75       2.78     83,183.97
 8/ 6/99    9,846    26.50    260,919.00       8.70    260,910.30
 8/ 6/99    7,500    26.50    198,750.00       6.63    198,743.37
 8/ 6/99   10,000    26.50    265,000.00       8.83    264,991.17
 8/ 6/99   22,654    26.50    600,331.00      20.01    600,310.99
 8/ 9/99   12,346    26.375   325,625.75      10.85    325,614.90
 8/ 9/99    7,654    26.375   201,874.25       6.73    201,867.52
 8/11/99    5,000    26.625   133,124.44       4.44    133,120.00
 8/11/99   22,500    26.375   593,437.50      19.78    593,417.72

TOTAL     407,500          10,914,687.82     363.82  10,914,324.00


ALL SALES WERE ON THE NASDAQ.


                         Page 10 of 10 Pages

EXHIBIT B

This will confirm the agreement by and among all of the undersigned that the reports on Schedule 13D filed on or about April 10, 1997 and any amendments thereto with respect to the beneficial ownership of the undersigned of the shares of Series A voting Common Stock, of The Liposome Company, Inc., a Delaware corporation was, and are being, filed on behalf of each of the parties named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

ROSS FINANCIAL CORPORATION

BY:      KENNETH B. DART, President
         August 11, 1999

STS INC.

BY:      KENNETH B. DART, President
         August 11, 1999

AND

KENNETH B. DART
August 11, 1999